SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

December 2, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Lumexa Imaging Holdings, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted October 10, 2025

Registration Statement on Form S-1

Filed November 17, 2025

File No.  333-291590

Ladies and Gentlemen:

On behalf of our client, Lumexa Imaging Holdings, Inc. (the “Registrant”), we hereby file this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 24, 2025, relating to the above referenced (1) Amendment No. 3 to Draft Registration Statement on Form S-1 that was submitted to the Commission on October 10, 2025 and (2) Registration Statement on Form S-1 that was filed with the Commission on November 17, 2025 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized and bolded type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 1. Capitalized terms used but not defined in the Registrant’s responses have the meanings assigned to them in Amendment No. 1.

December 2, 2025

Registration Statement on Form S-1 filed November 17, 2025

Capitalization, page 54

1.

We note your disclosures on page 53 that certain existing common units of Holdings LLC may become eligible to receive additional newly issued shares of our common stock upon a distribution from Holdings LLC or a liquidation of Holdings LLC. Please better clarify in your disclosures how it was determined which existing common units would be eligible as well as what consideration you gave to these terms in your accounting for these common units. Please specifically address your consideration of ASC 815-40-15.

Certain existing incentive units of Holdings LLC will remain outstanding following the offering (the “Rollover Incentive Units”). These Rollover Incentive Units are held by (1) members of the Registrant’s management team who are no longer employed by the Registrant or any of its subsidiaries and who have satisfied any service-based vesting requirements applicable to their outstanding Rollover Incentive Units, (2) departed physicians and who have satisfied any service-based vesting requirements applicable to their outstanding Rollover Incentive Units, (3) certain current physicians who are employed through the Registrant’s consolidated managed physician practice variable interest entities (the “VIE Physicians”) and (4) certain current physicians who are employed directly by the Registrant or one of its subsidiaries (“Employee Physicians”) (together, the “Rollover Incentive Unit Holders” and, the holders referenced in clauses (1), (2) and (3), the “Non-Service-Provider Holders”). As a point of clarity, although there is no current or direct employment relationship between the Non-Service-Provider Holders and the Registrant or its subsidiaries for legal purposes, the VIE Physicians are considered employees under ASC 718-10-55-85A.

Because there is no current or direct employment relationship between the Non-Service-Provider Holders and the Registrant or its subsidiaries, and in contrast to the treatment of the other currently outstanding incentive units of Holdings LLC that are held by current and direct service providers other than the Employee Physicians, the Non-Service-Provider Holders will not receive public company stock options or restricted stock awards in exchange for their Rollover Incentive Units in connection with the offering. Although the Employee Physicians would technically be eligible to receive public company stock options or restricted stock awards in exchange for their Rollover Incentive Units in connection with the offering, in order to treat the VIE Physicians and the Employee Physicians the same, the Employee Physicians will also not receive public company stock options or restricted stock awards in exchange for their Rollover Incentive Units in connection with the offering. Instead, all Rollover Incentive Units will remain outstanding in Holdings LLC with their terms unchanged and, upon a distribution from Holdings LLC or a liquidation of Holdings LLC, assuming such Rollover Incentive Units are vested, be eligible to receive shares of the Registrant’s common stock (the “Distributed Shares”) to be issued based on the value of the Rollover Incentive Units at the time of the distribution or liquidation, as determined by the board of managers of Holdings LLC and after taking into account any distribution threshold applicable to such Rollover Incentive Units.

December 2, 2025

As part of the consideration to be delivered to Holdings LLC in connection with the contribution of 100% of the shares of Lumexa Imaging Intermediate Holdings, Inc. and Lumexa Imaging Outpatient Intermediate Holdings, Inc. to the Registrant (as described in the second bullet on page 52 of Amendment No. 1), the Registrant will agree to issue the Distributed Shares as replacement awards under the Registrant’s 2025 Equity and Incentive Plan to the Rollover Incentive Unit Holders.

The Registrant has revised its disclosures on pages 13, 17, 18, 41, 49, 52, 53, 58 and 126 to clarify the above described treatment of the Rollover Incentive Units and respectfully advises the Staff that the above described transactions will be accounted for under ASC 718 and, as such, are explicitly excluded from the guidance in ASC 815-40-15 pursuant to the exceptions included in ASC 815-40-15-3(b).

Note 17. Variable Interest Entities, page F-32

2.

We note your response to prior comment 2. ASC 810-10-45-21 notes that losses attributable to the noncontrolling interest may exceed the interest in the subsidiary’s equity. Please provide us with a summary of specific contractual terms related to the rights or obligations of the non-controlling interest holders at the time of a liquidation, including how the deferred portion of the administrative service fees would be considered. In this regard we note that the deferred portion of administrative service fees would become due in the event of a termination of any of the agreements governing payment of the administrative service fees due from a VIE. Please address how these contractual terms support your basis for determining that no amounts should be assigned to noncontrolling interests.

The Registrant respectfully advises the Staff that, because the obligations of the noncontrolling interests in its VIEs are non-recourse under the service and/or franchise contracts and constitutive documents underlying such VIEs, the Registrant’s management does not attribute any value to these noncontrolling interests, even in cases where the applicable VIE has an accumulated loss for any period.

Under the terms of the Registrant’s VIEs’ administrative services agreements or franchise agreements, as applicable, upon a liquidation or termination, the Registrant, as service provider, would be entitled to all accrued but unpaid amounts due. These amounts would include administrative services or franchise fees that are payable annually to the Registrant. These fees, together with compensation amounts paid to physicians for services and compensation amounts paid to the managed service organization or franchisor, as applicable, effectively leave the related VIE unexposed to any economic upside. These fee amounts can also be changed by the Registrant under the terms of the related contractual arrangements and have been structured from time to time to ensure that all available funds are distributed out annually to the related VIE’s equity owners, including the Registrant.

December 2, 2025

Each VIE generally has an accumulated loss for each period as a result of the accrual of such fees. Any accumulated loss amounts, which are eliminated in consolidation, would be realized by the noncontrolling interest holders upon a liquidation or termination under relevant corporate law governing the VIE. The constitutive documents of each VIE, however, do not stipulate the allocation of profits or losses, and neither the Registrant nor the VIE entity has recourse to recover losses from the physician owners. Accordingly, the Registrant does not attribute accumulated losses to the noncontrolling interest holders in its VIEs.

* * * *

December 2, 2025

If you have questions with respect to the Registration Statement or the responses set forth above, please direct the questions to me at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Caitlin Zulla, Lumexa Imaging Holdings, Inc. J. Anthony Martin, Lumexa Imaging Holdings, Inc.
Alexander E. Csordas, Sidley Austin LLP
Craig E. Marcus, Ropes & Gray LLP Tristan VanDeventer, Ropes & Gray LLP